Reed Smith LLP	Reed Smith LLP
Princeton Forrestal Village
136 Main Street –Suite 250
Nanette W. Mantell	Princeton, NJ 08540-7839
Direct Phone: 609.514.8542	609.987.0050
Email: nmantell@reedsmith.com	Fax 609.951.0824

November 4, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Ansell Limited
Schedule 13E4F filed October 14, 2004
File No.: 5-59401

Dear Sir or Madam:

This letter is being sent on behalf of Ansell Limited (“Ansell” or the “Company”) in response to the comments on the above-referenced Schedule 13E4F (which, as discussed below, we have requested be corrected to a Schedule TO-I) received from the Securities and Exchange Commission’s Office of Mergers and Acquisitions, in a letter dated October 25, 2004.

General
1.	Comment	As discussed in our earlier phone conversation, your printer incorrectly advised you to file on Schedule 13E4F. Please confirm that you will ensure that future filings relating to this transaction are properly identified using Schedule TO.

	Response	As confirmed by telephone, Ansell will ensure that all future filings made by it in connection with the issuer tender offer will be identified as filed on a Schedule TO and the printer has been appropriately advised. We have also requested in our letter dated October 21, 2004 that the above referenced filing be identified as a Schedule TO-I in the SEC’s EDGAR database.

2.	Comment	It appears that the “formula” you selected simply measures the change in value of the S&P/ASX 200 on October 6, 2004 relative to November 9, 2004 and applies that percentage change to the base value $ AU 9.00. This formula does not correspond with prior no action relief we have granted because the formula has been based on factors other than the average trading price of the subject stock. Please advise us of the basis upon which the issuer concluded that this offer complies with Rule 14e-1(b).

LONDON ♦ NEW YORK ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ WASHINGTON, D.C. ♦ PHILADELPHIA ♦ PITTSBURGH ♦ OAKLAND ♦ PRINCETON FALLS CHURCH ♦ WILMINGTON ♦ NEWARK ♦ MIDLANDS, U.K. ♦ CENTURY CITY ♦ RICHMOND ♦ HARRISBURG ♦ LEESBURG ♦ WESTLAKE VILLAGE

r e e d s m i t h .. c o m

Steven J. Picco ♦Office Administrative Partner ♦A Limited Liability Partnership formed in the State of Delaware

Reed Smith

Securities and Exchange Commission

November 4, 2004

Response	As an Australian company with its principal trading market being the Australian Stock Exchange, Ansell determined to set the purchase price for the Ordinary Shares tendered in the offer using a standard Australian formula that measures the change in the S&P/ASX 200 index. The S&P/ASX is comprised of 200 stocks including Ansell. By way of example, the company points to the recent buy-back of another Australian issuer Westpac Banking Corporation (“Westpac”). Westpac’s offering documents were filed with the SEC under cover of a Form CB on May 21, 2004.

Supplementally, Ansell directs you to the chart attached as Appendix A which outlines other recent Australian buy-backs which have utilized an ASX index to adjust the buy-back price. If helpful, we would be able to obtain copies of the buy-back booklets from Australian counsel.

While Ansell recognizes that the use of the S&P/ASX 200 in its pricing formula does not fall within the strict purview of known no action relief, it is Ansell’s position that the use of such a formula is a conservative approach to setting the purchase price and achieving Rule 14e-1(b)’s intent to “prevent fraudulent, deceptive or manipulative acts of practices” in tender offers. Ansell believes there is less opportunity for manipulation of an entire index as opposed to a single issuer’s stock. Since the formula selected by Ansell is calculated by reference to the S&P/ASX 200, Ansell believes it is both in accord with standard practices in Australia and in compliance with Rule 14e-1(b).

Moreover, based on the following analysis, Ansell concluded that no relief is necessary because irrespective of existing no action relief, the choice of a formula that functions off of a broad index suits both the spirit of Rule 14e-1(b) in its ability to prevent fraudulent, deceptive or manipulative acts or practices and complies with a strict reading of the terms of Rule 14e-1(b).

Rule 14e-1(b) provides that no person who makes a tender offer shall increase or decrease

• “the percentage of the class of securities being sought…”

•        The number of Ordinary Shares sought by Ansell in the offer is fixed at: (i) no less than 16,847,826 shares (based on the AU $155,000,000 total offering amount divided by the maximum purchase price of AU $9.20), and (ii) no more than 17,816,091 shares (based on the AU $155,000,000 total offering amount divided by the minimum purchase price of AU $8.70). Therefore, using the number of Ordinary Shares outstanding on October 8, 2004, which totaled 176,311,026, the percentage of the class of securities being sought is fixed between 9.56% and 10.1%. It is Ansell’s position that since the minimum and maximum percentages are fixed, the offer, as currently constituted, complies with the first clause of Rule 14e-1(b).

• In addition, with regard to the proviso language of Rule 14e-1(b),

Reed Smith

Securities and Exchange Commission

November 4, 2004

which states “Provided, however, That, for purposes of this paragraph [i.e. Rule 14e-1(b)], the acceptance for payment of an additional amount of securities not to exceed two percent of the class of securities that is the subject of the tender offer shall not be deemed to be an increase.” In the case of Ansell, an increase of two percent of the subject class of securities over the minimum amount sought would not exceed the maximum amount of securities sought in the offer (i.e. 16,847,826 ((9.56% minimum amount acquired [assuming a $9.20 purchase price])) plus 3,526,220 ((2% of 176,311,056)) = 20,374,046, which is greater than the maximum number of shares being sought by Ansell, 17,816,091 [assuming a $8.70 purchase price]).

• “or the consideration offered…”

•  It is Ansell’s position that it has met the requirement that the consideration offered be fixed because: (i) the final purchase price is set between the $9.20 and $8.70 collar, and (ii) the total consideration being offered is fixed at AU $155,000,000. In reaching this conclusion, Ansell considered the guidance provided by the SEC in Release 33-6653, regarding modified issuer Dutch auction tender offers. It is Ansell’s position that its method of setting the price is akin to a modified Dutch auction because the security holders will know the maximum and minimum price that they could receive for their tendered securities. In following the guidance of Release 33-6653, Ansell believes it meets the conditions described in that release, namely that: (i) Ansell has disclosed the minimum and maximum pricing; (ii) there will be pro-rata acceptance of tendered Ordinary Shares (whether tendered in the form of Ordinary Shares or ADSs); (iii) there will be withdrawal rights throughout the tender period; (iv) Ansell will announce the final purchase price once determined (which will be a full two trading days prior to the expiration of the security holders’ withdrawal rights); and (v) all securities purchased will be paid the highest price paid to any security holder.

•  The Staff has previously granted relief to a transaction that did not specify the exact number of securities sought prior to the initial filing. In the PetroKazakhstan Inc. no-action letter (available June 10, 2004) (“PetroKazakhstan”), the issuer sought and received such relief in a situation where the offer was conducted in the form of a modified Dutch auction, to purchase, for cash, up to Canadian $160 million (the “Specified Amount”) of shares at a price per share not less than Canadian $40 (the “Minimum Price”). The combination of the Specified Amount and the Minimum Price had the effect of establishing a maximum number of shares sought in the Offer, which was 4 million shares (the “Maximum Number of Shares”).

Similar to the PetroKazakhstan situation, Ansell has not specified the exact number of ordinary shares sought in the offer. As with PetroKazakhstan, since the maximum dollar amount of funds that

Reed Smith

Securities and Exchange Commission

November 4, 2004

Ansell will spend on purchases under the offer is fixed and disclosed, security holders can calculate dilution at a variety of possible purchase prices by dividing the AU $155,000,000 by the relevant final purchase price. However, unlike the relief requested in PetroKazakhstan, the maximum consideration to be paid by Ansell per Ordinary Share, AU $9.20, is specified and that, combined with the AU $155,000,000 that Ansell will spend on purchases under the offer is disclosed. Ansell believes that such disclosure provides adequate information to its security holders about the terms of the offer in order for them to make an informed investment decision and that the offer materials contain sufficient information about the terms of the offer to protect the interests of security holders. Ansell believes that its commitment to purchase a fixed amount of Ordinary Shares and the disclosures it has made have provided security holders with the appropriate information and certainty necessary to make an investment decision to tender or not to tender while ensuring that U.S. holders are included in the offer.

For the reasons, and based on the analysis set forth above, Ansell believes that its use of a broader index as a measuring tool in calculating the per Ordinary Share purchase price represents a more conservative approach to establishing the pricing formula which complies with both the spirit and the letter of Rule 14e-1(b).

Ansell does recognize that if its Board were to exercise discretion to set a purchase price outside of the $9.20 and $8.70 collar, it would result in an increase or decrease in both the consideration offered and the percentage of the class of securities sought, and the offer would not be in compliance with Rule 14e-1(b). In such case, Ansell would be obligated to publish its decision to set a purchase price outside the collar and extend the offer for an additional ten (10) business days from the date that notice is first published, sent or given to its security holders as required by Rule 14e-1(b).

Item 10

3.	Comment	Advise us why documents have been incorporated by reference in Section 8 of the Offer to Purchase when the Schedule TO indicates that Item 1010(a) and (b) of Regulation M-A are inapplicable.

	Response	Ansell does not believe that Item 1010(a) and (b) are applicable to the tender offer. Item 10, Financial Statements, of Schedule TO requires that financial statements be furnished “if material.” In light of Instruction 2. to Item 10, it is Ansell’s position that financial statements are not material because: (a) the consideration offered solely consists of cash; (b) the offer is not subject to any financing conditions; and (c) Ansell is a public reporting company under Section 13(a) of the Exchange Act and files its periodic reports electronically on EDGAR.

Notwithstanding Ansell’s position that financial statements are neither material nor required, Ansell has decided to incorporate them by reference in Section 8 of

Reed Smith

Securities and Exchange Commission

November 4, 2004

the Offer to Purchase in order to provide fulsome disclosure about the Company and its financial position. However, Ansell’s decision to incorporate its financial statements by reference is not an acknowledgement that disclosure of its financial statements are required under Schedule TO or Regulation M-A.

4.	Comment	Advise us of the authority upon which Ansell relies to forward incorporate by reference additional documents that may be filed with the SEC between the date of commencement and expiration date. Alternatively, confirm that Ansell will amend the Schedule TO to expressly include any documents between the offer date and the date of offer expiration.

	Response	As mentioned above in response to Comment #3, it is Ansell’s position that the financial statements are not material, nor are they required under Schedule TO or Regulation M-A. However, Ansell will amend its Schedule TO to include any documents after the offer date up to the date of the expiration of the offer.

Will you purchase all of the tendered Ordinary Shares and ADSs?

5.	Comment	We note your disclosure addressing the fact that you will prorate ADSs and Ordinary Shares. Since each ADS represents four Ordinary shares, provide us with a legal analysis supporting such adjustments giving consideration to both the all holders rule and proration rule. Refer to Rules 13e-4(f)(3) and 13e-4(f)(8). Provide a similar analysis supporting your purchase of less than marketable parcels of Ordinary Shares but not of ADSs. Please note that this does not appear consonant with Rule 13e-4(f)(3). Please advise or revise your offering materials in accordance with Rule 13e-4(f)(3).

	Response	Ansell confirmed in the Offer to Purchase that it will treat each tender of an ADS as a tender for four underlying Ordinary Shares. This principle will be applied through the use of the same proration factor, if any, for the scale back in the tender of both Ordinary Shares and ADSs regardless of the security holder’s domicile. With regard to ADSs, they will be prorated based on an application of the proration factor to each of the four underlying Ordinary Shares.

In this offer, where Ansell is making a tender offer for less than all of the outstanding securities, if a greater number of securities is tendered pursuant to the offer than Ansell has agreed to purchase, Ansell will purchase tendered securities “as nearly as may be pro rata, disregarding fractions, according to the number of securities tendered by each security holder during the period such offer remains open” in compliance with Rule 13e-4(f)(3).

For example, as structured, a proration would work as follows: Assuming a proration factor of 92.5%, it would be applied to a holder of 400 Ordinary Shares resulting in Ansell purchasing 370 shares from the holder. The same proration factor, 92.5%, would be applied to a holder of forty ADSs (who holds the right to acquire a total of 400 Ordinary Shares) resulting in Ansell purchasing 370 shares from the holder (40 ADSs, being 400 Ordinary Shares x 92.5% proration factor = 370 shares, which converts to 92 ADSs being purchased by Ansell, following the sale of the two Ordinary Shares comprising the left over .5 fractional ADS by JPMorgan). In that way, the proration factor is being applied to all holders “as nearly as pro rata” disregarding the fractional holding.

Reed Smith

Securities and Exchange Commission

November 4, 2004

With regard to Rule 13e-4(f)(8), Ansell will be paying the same purchase price to all holders of its securities, whether held in the form of Ordinary Shares or ADSs representing the right to obtain Ordinary Shares. In either case, the final purchase price determined by Ansell will be paid on a per share basis to all holders equally.

Ansell notes your comment #5 with regard to the purchase of less than marketable parcels of ADSs. As discussed supplementally by telephone, Ansell has been informed by Australian counsel that, under Australian law, the company may not recognize the beneficial holders of ADSs because Australian law recognizes as shareholders only holders of record. Consequently, JPMorgan, as the record holder of all Ordinary Shares underlying ADSs, is considered to be the only holder of the ADSs. In order to remain in compliance with Australian corporate law, Ansell may not seek to purchase less than marketable parcels from the beneficial holders of ADSs and, given the size of its holdings and its role as the ADS depositary, JPMorgan will never be left with a less than marketable parcel of Ordinary Shares after any proration.

For Australian purposes, Section 231 and 257B of the Corporations Act 2001 (Cth) defines a company’s shareholders as members who are on its registration (i.e. a certificate of incorporation) or agree to become a member of the company after its registration and their name is entered on the register of members. Furthermore, a buy-back offer may be made only to the registered holders of the ordinary shares (i.e. at the record holder level, and not on a “look through” basis to beneficial holders).

As discussed by telephone, Ansell sought and now has received relief from the Australian Securities & Investments Commission, or ASIC, to remove Ansell’s obligation to purchase non-marketable parcels from U.S. holders. Based on that relief, Ansell is deleting the language regarding the obligation to purchase non-marketable parcels from U.S. holders of Ordinary Shares from the U.S. offer.

Therefore, Ansell will amend its answer to the question “Will you purchase all of the tendered Ordinary Shares and ADSs?” in the Summary Term Sheet of the Offer to Purchase by deleting the second bullet point.

How much are you offering to pay for the Ordinary Shares and ADSs?

6.	Comment	Since the consideration paid to holders of ADSs will be based on an AU$ formula but will be paid in U.S. dollars, expand your disclosure to explain how holders of ADSs are supposed to determine the value of the offer. In that regard, explain how the exchange rate will be determined.

	Response	Ansell notes your comment #6 and revises its answer to the question “How much are you offering to pay for the Ordinary Shares and ADSs?” on page 6 in the Summary Term Sheet of the Offer to Purchase. We have added the following as

Reed Smith

Securities and Exchange Commission

November 4, 2004

the final sentence of the third bullet: “Georgeson Shareholder will be able to provide you with information regarding the purchase price based on the current S&P/ASX 200 Industrials Index and current Australian dollar exchange rate.”

In addition, we have added the following as a fifth bullet:

•     “At the time that JPMorgan tenders the Ordinary Shares underlying the ADSs and receives payment from Ansell, JPMorgan will exchange the payment it receives in Australian dollars into U.S. dollars. You will subsequently be paid for your tendered ADSs in U.S. dollars. The conversion of Australian dollars to U.S. dollars will be effected through JPMorgan’s foreign exchange trading desk at the spot rate in effect at the time JPMorgan effects the conversion which will be promptly upon JPMorgan’s receipt of payment from Ansell.”

Can the offer be amended, extended or terminated and under what circumstances?

7.	Comment

The retention of the unilateral right to terminate the offer would appear to render the offer illusory and should be deleted. Please revise to disclose the specific circumstances under which the offer may be terminated.

Response

Ansell notes your comment #7 and revises its answer to the question “Can the offer be amended, extended or terminated, and under what circumstances?” in the Summary Term Sheet of the Offer to Purchase to read as follows:

•     “We have the right, in our sole discretion, to amend or extend the offer, subject to applicable law. We might terminate the offer if one or more of the following conditions, among others, were to occur:

•     an act of terrorism or war or other external event which has, or is likely to have, an adverse impact on our operations or on the market price of our Ordinary Shares or ADSs, or which results in the market price of our Ordinary Shares or ADSs no longer reflecting their underlying economic value;

•     an adverse movement in the market price of our Ordinary Shares or ADSs, or an adverse change in the S&P/ASX 200 Industrials Index, which has no relation to the underlying economic value of our Ordinary Shares or ADSs; or

•     an event occurring which results in, or is likely to result in, our having insufficient funds available to pay the purchase price under the offer.

See Section 1.”

Ansell has amended the Summary Term Sheet of the Offer to Purchase by way of filing an amended Schedule TO/A to reflect the above described revisions.

Reed Smith

Securities and Exchange Commission

November 4, 2004

Do any of Ansell’s Directors, officers or affiliates intend to tender any Ordinary Shares or ADSs in the offer?

8.	Comment	We note that Michael McConnell intends to sell shares in this offer and that he purchased 1,577 shares at $8.69 on September 17. Please provide disclosure clarifying that by setting the minimum offering price at $8.70, the Company assured Mr. McConnell would receive a profit upon resale.

Response

Ansell notes your comment #8 and revises its answer to the question “Do any of Ansell’s Directors, officers or affiliates intend to tender any Ordinary Shares or ADSs in the offer?” in the Summary Term Sheet of the Offer to Purchase to read as follows:

“Mr. McConnell has indicated that he intends to sell shares in the offer. On the basis of the minimum purchase price set at AU $8.70, Mr. McConnell will receive a small profit upon the sale of his Ordinary Shares in the offer. Mr. McConnell did not participate in Board deliberations relating to setting the minimum and maximum prices under the offer.”

Ansell also provides the following information supplementally. As part of their compensation, the non-executive directors of Ansell are required to receive a proportion of their non-executive directors’ fees in the form of Ansell Ordinary Shares (at least 10% of their fees, although a director can elect to receive more than 10% of his fees in the form of Ansell Ordinary Shares). As a result of these requirements, all non-executive directors of Ansell purchased Ordinary Shares on September 17 (as disclosed in the Offer to Purchase). Accordingly, the 1,577 Ordinary Shares purchased by Mr. McConnell on September 17 were a mandatory acquisition of Ordinary Shares effected by Ansell arranging an acquisition of those Ordinary Shares through an open market purchase on Mr. McConnell’s behalf under the company’s Non-Executive Director Share Plan and using the proceeds from Mr. McConnell’s non-executive director’s fees.

Additionally, based on the minimum offering price of AU $8.70, should Mr. McConnell decide to tender those Ordinary Shares acquired on September 17, he would be guaranteed a profit on the resale of his 1,577 shares of AU $15.77 (or approximately U.S. $10.27).

Forward-Looking Statements, page 8

9.	Comment	Delete the phrase “within the meaning of the Securities Exchange Act of 1934” or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

	Response	Ansell has deleted the phrase “within the meaning of the Securities Exchange Act of 1934, as amended” from the Forward Looking Statement disclosure from the Offer to Purchase by filing an amended Schedule TO/A.

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Reed Smith

Securities and Exchange Commission

November 4, 2004

10.	Comment	Delete the statement that you “do not undertake, and specifically disclaim, any obligation” to update information. In the alternative, explain how this position is consonant with your disclosure obligations and otherwise consistent with the disclosed treatment of material changes on page 21 of the offer. See Rule 13e-4(e)(3).

	Response	Ansell has deleted the paragraph containing the phrase by revising the Offer to Purchase by filing an amended Schedule TO/A.

The Offer, page 19

11.	Comment	We note that the Board may make “a further adjustment” to the purchase price. Please confirm to us that you will hold the offer open for ten full business days if you make an alteration to the consideration beyond that set forth in the formula.

	Response	As set forth in the Offer to Purchase on page 21 in the penultimate paragraph of Section 1, “Terms of the Offer; Purchase Price; Proration; Expiration Date,” if Ansell’s Board of Directors makes a further adjustment to the purchase price beyond that set forth in the formula, Ansell will hold the offer open for an additional ten full business days. Regardless, Ansell supplementally confirms that it will hold the offer open for ten full business days if it makes an alteration to the consideration beyond that set forth in the formula.

Determination of Validity, page 26

12.	Comment	We note your statement that you “reserve the absolute right, in [y]our sole discretion, to waive any defect or irregularity in any tender of ADSs of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.” In the event you waive a defect, you must waive it for all note holders. Please revise accordingly.

	Response	Ansell has deleted the sentence that states “[W]e also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of ADSs of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders” from the Offer to Purchase by way of filing an amended Schedule TO/A. It has been replaced with a new sentence that reads as follows: “[W]e also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of ADSs of any particular holder; however, should a defect or irregularity in a tender of ADSs be waived for a particular holder, the same defect or irregularity shall be waived for all other holders of ADSs.”

Chess Holdings, page 28

13.	Comment	We note that ADSs that have been withdrawn may not be re-tendered after November 10. This treatment does not appear to be consonant with Rule 13e-4(i). Either revise your disclosure to eliminate the inconsistent treatment, or supplementally explain why ADSs withdrawn may not be re-tendered after November 10, 2004.

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Reed Smith

Securities and Exchange Commission

November 4, 2004

	Response	The ADS Tender Agent, JPMorgan, has advised the Company that it will require a standard amount of time to aggregate tenders by beneficial holders of ADSs and subsequently forward its report of those tenders to its custodian for forwarding to Ansell’s transfer agent, Computershare Investor Services Pty Limited, prior to the Closing Date. JPMorgan advised that all holders of ADSs, regardless of their domicile, would end prior to Friday, November 12, 2004. However, being mindful of the SEC’s established practice of requiring that security holders have two full trading days to decide whether or not to tender securities following the setting of the final purchase price, the final purchase price will be announced no later than 8:00 PM on Tuesday, November 9, 2004 (Melbourne, Australia time), which is 4:00 AM on Tuesday, November 9, 2004 in New York. Therefore, ADS holders will have two full trading days (November 9 and 10) during which time they can tender their ADSs or withdraw or amend previously tendered ADSs.

Australian Tax Implications, page 32

14.	Comment	Delete the second sentence of the first paragraph and the first sentence of the second paragraph. You should describe all material tax provisions and may not limit a reader’s ability to rely on the information.

	Response	Ansell has deleted the second sentence of the first paragraph and the first sentence of the second paragraph from the Offer to Purchase by way of filing an amended Schedule TO/A.

Conditions to the Offer, page 38

15.	Comment	We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the language appearing in the first bullet point on page 39 to exclude actions or omissions to act by the company as a reason for the assertion of a condition and to explain the “circumstances” that may arise with specificity. In addition, delete the statement “may be asserted by us regardless of the circumstances that cause these conditions to come about.”

Response

Ansell has revised the first bullet point on page 39 to read as follows:

•     “any circumstance arises that is outside of our control, and which was not caused by our action or our failure to act, prior to the Closing Date that would cause the terms of the offer to become materially different from the terms we would have reasonably proposed if we had known of such circumstance on the date of this Offer to Purchase; or”

Ansell has also revised the second full paragraph on page 39 to read as follows:

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Reed Smith

Securities and Exchange Commission

November 4, 2004

“The above conditions (other than the required conditions) may be waived by us at any time prior to the Closing Date, in each case, in the exercise of our reasonable judgment, subject to applicable law. However, we may not assert any condition that is the result of our own action or the result of our failure to act and which results in any of the above conditions failing to be satisfied. By way of example, we might terminate the offer if one or more of the following conditions, among others, were to occur:

•        an act of terrorism or war or other external event which has, or is likely to have, an adverse impact on our operations or on the market price of our Ordinary Shares or ADSs, or which results in the market price of our Ordinary Shares or ADSs no longer reflecting the underlying economic value of our Ordinary Shares or ADSs;

•        an adverse movement in the market price of our Ordinary Shares or ADSs, or an adverse change in the S&P/ASX 200 Industrials Index, which has no relation to the underlying economic value of our Ordinary Shares or ADSs; or

• an event occurring which results in, or is likely to result in, our having insufficient funds available to pay the purchase price under the offer.”

Ansell has amended Section 10 of the Offer to Purchase by way of filing an amended Schedule TO/A to reflect the above described revisions.

16.	Comment	We note the condition in your second bullet point and the first sentence of Section 11. Please disclose whether there are any required approvals, licenses, permits or consents that are required that you have not yet received.

Response

As of the date of this correspondence, Ansell is still awaiting a binding class ruling from the Australian Tax Office, or ATO. The ATO has issued a written, non-binding draft class ruling which states that no component of the purchase price will be deemed to include a dividend component (for Australian tax purposes) under certain Australian anti-avoidance rules. As described in the Offer to Purchase, Ansell anticipates that it will receive confirmation from the ATO promptly following the Closing Date.

Ansell believes that it has provided sufficient disclosure of this condition throughout the document. For example, see the following sections: second bullet point on the cover page; “What are the most significant conditions to the offer?” in the Summary Term Sheet; “Background to the Offer —   Background;” Section 1, “Terms of the Offer; Purchase Price; Proration; Expiration Date;” Section 5, “Material U.S. Federal Income Tax and Australian Income Tax Implications —  Australian Tax Implications;” Section 10, “Conditions to the Offer;” and Section 11, “Legal Matters and Regulatory Approvals.”

As described above, while Ansell has received informal guidance from the ATO that favorable treatment is forthcoming, this condition remains outstanding and will not be satisfied until after the offer closes.

17.	Comment	The third paragraph on page 39 contains language suggesting that once a

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Reed Smith

Securities and Exchange Commission

November 4, 2004

condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

	Response	Ansell believes that it has already stated that it will publicly announce if a condition to the offer has not been met and it will be terminating the offer. Similarly, in the paragraph referred to on page 39, Ansell believes that it has stated that it will publicly announce if it will waive a condition and proceed with the offering in spite of a condition not being met. However, Ansell does confirm that it will not rely on the conditional language to waive a condition without expressly asserting that the condition has been waived.

Exhibit(a)(1)(ii)

18.	Comment	Refer to the subpart 3 of paragraphs (d) and (e). We note your requirement that each security holder attest that he has “read” and “understood” the terms and conditions of the offer. It is inappropriate to require such an attestation from security holders. Please revise your letter of transmittal to remove this attestation. Make corresponding changes to Exhibit (a)(1)(iii).

Response

We have amended subpart 3 of paragraphs (d) and (e) of Exhibit (a)(1)(ii) to delete the references to the holders of Ordinary Shares attesting that they have “read” and “understood” terms and conditions of the offer. We have also amended subpart 2 of paragraphs (d) and (e) of Exhibit (a)(1)(iii) to delete the references to the holders of Ordinary Shares attesting that they have “read” and “understood” terms and conditions of the offer. Both Exhibits (a)(1)(ii) and (a)(1)(iii) will be refiled as exhibits to Ansell’s Schedule TO/A.

Supplementally, Ansell notes that the “read” and “understood” language was included on those documents to conform them to the language used in the Australian Ordinary Share tender and withdrawal/amend forms. Additionally, Ansell has requested that this firm advise the SEC that it will not assert that language against security holders who utilize the forms.

Kindly direct any additional comments or questions concerning the above responses to the undersigned at (609) 514-8542.

Thank you.

Very truly yours,

/s/ Nanette W. Mantell

Nanette W. Mantell, Esq.

Enclosure

cc:	William Reilly, Esq.
David Graham

Acknowledgement of Ansell Limited

Ansell Limited, a company organized under the Laws of Victoria, Australia, hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings made by it with the Securities and Exchange Commission (the “Commission”) under cover of Schedule 13E4F and Schedule TO and any amendments thereto;

•	Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ansell Limited

By: /s/ David Graham

Name:    David Graham

Title:      General Manager - Financial & Treasury

                and Group Treasurer

November 4, 2004

APPENDIX A

FIXED PRICE SHARE BUY-BACKS (1999-2004)

Company	Date of BB announcement	Share price at time of announcement	Share price specified in BB booklet	Final BB price
Commonwealth Bank of Australia	2/10/1999	AU$23.08*	AU$23.08#	AU$23.78
Woolworths Ltd	2/14/2000	$4.97	$4.75#	$4.92
Lend Lease Corporation Ltd	7/17/2000	$20.22 (on date before shareholder approval obtained)	$20.22+^	$19.88
Capral Aluminium Ltd	2/12/2001	Not available	$2.19#	$2.19
Commonwealth Bank of Australia	2/13/2001	$30.60	$29.80#	$27.84
NRMA Insurance Group Limited	3/2/2001	$2.73	$2.72#^	$2.72
Woolworths Ltd	4/30/2001	$8.92	$8.59# (subject to a maximum price of $8.70 and a minimum price of $8.40)	$8.70
Santos Ltd	10/17/2001	$6.39	$6.26#^	$6.17
Insurance Australia Group Ltd	3/1/2002	$3.18~	$3.18#^	$3.05
TAB Ltd	3/23/2002	$2.74♦	$2.74# (subject to a maximum price of $3.10)	$2.74
GRD NL	12/11/2003	$2.02 (on date before shareholder approval obtained)	2.4 Oceana Gold shares for every fully paid GRD share (pricing GRD shares at around $2.40 based on an issue price of $1.00 for Oceana Gold shares)	N/A

♦ Weighted average market price of shares on the ASX over the 20 trading days prior to the announcement.

*	Weighted average market price of shares on the ASX over the 10 trading days prior to the announcement.

~	Weighted average market price of shares on the ASX over the 5 trading days prior to the announcement.

#	Adjusted for the percentage change in the relevant ASX index from the date of the announcement until the date the offer closes.

+	Adjusted for the percentage change in the relevant ASX index from the date of shareholder approval until the date the offer closes.

^	Directors have a discretion to further adjust the buy-back price if they believe on reasonable grounds that the movement in the relevant ASX index is significantly different from the movement in the market value of the company’s shares over the period.